Exhibit 99.1

Press Release dated October 26, 2022

Contact:	Trinity Biotech plc John Gillard (353)-1-2769800	Lytham Partners, LLC Joe Diaz (1)-602-889-9700 E-mail: investorrelations@trinitybiotech.com

Trinity Biotech Announces the Appointment of Tom Lindsay
to its Board of Directors

DUBLIN, Ireland (October 26, 2022) …. Trinity Biotech plc (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announces the appointment of Mr. Tom Lindsay to its Board of Directors as an independent non-executive director.

Mr Lindsay is an experienced diagnostic leader and brings to Trinity Biotech more than 35 years of sales and marketing leadership experience in the global diagnostics industry. He also has significant experience in point of care diagnostics and global health initiatives having been President of Alere Inc’s (now Abbotts’s) business in Africa for many years.

Most recently, Mr Lindsay has provided consultancy services to a number of international in vitro diagnostics businesses. Mr Lindsay currently also serves as a non-executive director for Genedrive plc, a rapid, low-cost molecular diagnostics platform for the identification and treatment of a selection of infectious diseases.

Non-executive directors Mr. Seon Kyu Jeon and Mr. Michael Sung Soo Kim have now left the Trinity Biotech plc Board of Directors. Trinity Biotech would like to thank Mr Jeon and Mr Kim for their work during this transitionary period and the Company continues to explore product development and Asian distribution opportunities with MiCo Biomed.

Comments

Commenting on the appointment, Mr. Aris Kekedjian, CEO and Chairman stated, “I am delighted to welcome to Trinity Biotech’s board a diagnostic industry expert of Tom’s experience. As Chairman of Trinity Biotech, one of my priorities is the development of our board of directors to include industry expertise aligned to our key growth initiatives. Tom’s expertise in scaling point of care platforms in global health settings will provide invaluable access to networks and strategic market insights that should allow us to scale quickly and profitability.”

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.

Forward Looking Statements

Certain statements made in this release that are not historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements.  These forward-looking statements involve known and unknown risks and uncertainties.  Many factors could cause the actual results, performance or achievements of Trinity Biotech to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, but not limited to, the results of research and development efforts, risks associated with the outbreak and global spread of the coronavirus (COVID-19), the effect of regulation by the U.S. Food and Drug Administration and other agencies, the impact of competitive products, product development commercialization and technological difficulties.  For additional information regarding these and other risks and uncertainties associated with Trinity Biotech’s business, reference is made to our reports filed from time to time with the U.S. Securities and Exchange Commission